SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29176; File No. 812-13753]

SeaCo Ltd.; Notice of Application

March 17, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 3(b)(2) of the Investment Company Act of

1940 ("Act").

Summary of Application: SeaCo Ltd. ("SeaCo") seeks an order under section 3(b)(2) of

the Act declaring it to be primarily engaged in a business other than that of investing,

reinvesting, owning, holding or trading in securities. SeaCo is primarily engaged in the

shipping container business.

Applicant: SeaCo.

Filing Dates: The application was filed on Feb 9, 2009 and amended on March 4, 2010 and

March 16, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicant with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 8,

2010, and should be accompanied by proof of service on applicant, in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of

the writer's interest, the reason for the request, and the issues contested. Persons who wish

to be notified of a hearing may request notification by writing to the Commission's

Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicant: Jonathan Adams, SeaCo Ltd., 22 Victoria

Street, P.O. Box HM 1179, Hamilton HM EX, Bermuda.

For Further Information Contact: Steven I. Amchan, Senior Counsel, at (202) 551-6826, or

Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file

number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   SeaCo, a Bermuda company, was formed on August 22, 2008, to own,

operate and manage a shipping container business throughout the world. SeaCo acquired

its businesses from Sea Containers Limited ("SCL") through a chapter 11 bankruptcy

proceeding.[1] SeaCo states that in addition to directly owning a fleet of shipping containers

(and, to a lesser degree, land containers), it also conducts its business through its wholly-

owned subsidiaries and through a controlled company, GE SeaCo SRL ("GE SeaCo"), in a

joint venture with General Electric Capital Corporation ("GECC").[2]

2.   GE SeaCo is an operating company engaged in the business of leasing

marine containers to ocean carriers and shippers, leasing land containers, and disposing of

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[1] United States Bankruptcy Court for the District of Delaware, Case No. 06-11156 (KJC).

[2] As described more fully in the application, SeaCo finances the activities of, and collects revenues from, its other subsidiaries through its direct, wholly-owned subsidiary, SeaCo Finance Ltd. ("SC Finance"). While SeaCo owns its voting interest in GE SeaCo directly, it owns its economic interest in GE SeaCo indirectly through SC Finance and certain other intermediate, wholly-owned subsidiaries.

containers at the end of their useful economic life. SeaCo directly owns approximately

50% of the outstanding voting securities of GE SeaCo, which entitles it to appoint four

members of GE SeaCo's board of managers ("GE SeaCo Board"). Since April 2006,

GECC, which owns the remaining 50% of the outstanding voting securities of GE SeaCo,

has held the right to appoint five of the nine members of the GE SeaCo Board. SeaCo

states that by virtue of its ownership stake, SeaCo controls GE SeaCo as defined in section

2(a)(9) of the Act. [3]

       3.   SeaCo represents that it actively participates in the management and affairs

of GE SeaCo. SeaCo states that it conducts its shipping container business through GE

SeaCo by making decisions with GE SeaCo about the repair, positioning, re-leasing or sale

of its containers. SeaCo also states that, working in partnership with GECC, it provides

strategic direction to management; provides policies for retaining, recruiting and

incentivizing GE SeaCo management; makes container asset purchase decisions; reviews

and sets marketing and credit review policies; oversees information technology

development and corporate restructuring; and reviews internal control systems and reviews

and approves financial statements. SeaCo further states that its representation on the GE

SeaCo Board permits SeaCo to block certain actions that require the approval of seven out

of the nine managers (such as the selection of auditors, the seconding of employees to GE

SeaCo from GECC and its affiliates and the conversion of GE SeaCo to a new corporate

form). Finally, SeaCo states that it has maintained strong shareholder rights, which include

the power to block various transactions that require a super-majority vote of shareholders

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[3] Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence over the management or policies of a company, and creates a presumption that an owner of more than 25% of the outstanding voting securities of a company controls the company.

(including certain sales transactions, amending the articles of organization and increasing or decreasing the number of managers or the maximum or minimum number of managers).

Applicant's Legal Analysis:

1.	SeaCo requests an order under section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore not an investment company as defined in the Act.

2.	Under section 3(a)(1)(C) of the Act, an issuer is an investment company if it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value in excess of 40% of the value of the issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Under section 3(a)(2) of the Act, investment securities include all securities except Government securities, securities issued by employees' securities companies, and securities issued by majority-owned subsidiaries of the owner which (a) are not investment companies, and (b) are not relying on the exclusions from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Act ("Investment Securities").

3.	SeaCo states that its only assets on an unconsolidated basis are its investment in its direct, wholly-owned subsidiary, SC Finance, and its holdings of the outstanding voting securities of GE SeaCo and another operating company, GE SeaCo America.[4] SC Finance may rely on section 3(c)(1) of the Act because it indirectly holds the economic interest in GE SeaCo, and such interest may be deemed to be Investment

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[4]	GE SeaCo America employs United States staff that handle operations, leasing and end-of-useful-life disposal of certain United States based containers for GE SeaCo. SeaCo directly holds 40% of GE SeaCo America's outstanding voting securities and operates less than 3% of its shipping container business through GE SeaCo America.

Securities. Therefore, SeaCo's assets on an unconsolidated basis could be deemed to consist almost entirely of Investment Securities. Because more than 40% of SeaCo's total unconsolidated assets may consist of Investment Securities, SeaCo may be deemed an investment company within the meaning of section 3(a)(1)(C) of the Act.

4.   Rule 3a-1 under the Act provides an exemption from the definition of investment company if, on a consolidated basis with wholly-owned subsidiaries, no more than 45% of an issuer's total assets (exclusive of Government securities and cash items) consist of, and no more than 45% of its net income after taxes over the last four fiscal quarters combined is derived from, securities other than: Government securities, securities issued by employees' securities companies, and securities of certain majority-owned subsidiaries and companies controlled primarily by the issuer. SeaCo states that due to GECC's right to appoint an additional manager to the GE SeaCo Board, SeaCo is unable to rely on rule 3a-1 because it does not primarily control GE SeaCo.

5.   Section 3(b)(2) of the Act provides that, notwithstanding section 3(a)(1)(C), the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. SeaCo submits that it qualifies for an order under section 3(b)(2) of the Act because it is primarily engaged in the shipping container business through its wholly-owned subsidiaries and through its controlled company, GE SeaCo. In determining whether an issuer is "primarily engaged" in a non-investment company business under section 3(b)(2), the Commission considers the following factors: (a) the company's historical development, (b) its public representation of policy, (c) the activities of its

officers and directors, (d) the nature of its present assets, and (e) the sources of its present income.[5]

a. Historical Development. SeaCo states that it is a Bermuda company formed on August 22, 2008 specifically for the primary purpose of engaging in the shipping container business through GE SeaCo. SeaCo states that it does not treat its ownership of GE SeaCo's outstanding voting securities as investment assets but as the mechanism through which SeaCo operates, conducts and controls its shipping container business. SeaCo's interest in GE SeaCo arose from SCL's historical interest in GE SeaCo, which was transferred to SeaCo as part of a chapter 11 plan of reorganization. SeaCo does not intend to invest in any entity as a passive investment or in portfolio securities for short-term profits and will not be a "special situation investment company."[6]

b. Public Representations of Policy. SeaCo states that it has never held itself out as an investment company within the meaning of the Act, and has not made any public representations that would indicate that it is in any business other than that of operating a shipping container business. With respect to GE SeaCo, SeaCo has and intends to consistently report its strategy as participating actively in its operations through its GE SeaCo Board representatives, shareholder rights, and substantial information rights.

c. Activities of Officers and Directors. SeaCo states that the majority of its board of directors and executive management team has significant experience in the shipping container industry and/or managing turnarounds in the operations of companies emerging from bankruptcy. SeaCo states that none of these individuals spends, or proposes to spend, any material amount of time on behalf of SeaCo or GE SeaCo in activities which

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[5] Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).
[6] SCL also is not and was not a "special situation investment company."

involve investing, reinvesting, owning, holding, or trading in securities, directly or indirectly through others. SeaCo anticipates that any time spent on such activities by these individuals would be de minimis. SeaCo further states that the members of its board of directors (which include four directors who also serve on the GE Seaco Board), spend between 20-40% of their time on monitoring the performance of GE SeaCo operations, 7-10% of their time making decisions regarding the owned container fleet, 20-30% of their time on investor communications, 13-15% of their time on management oversight and 20-25% of their time providing strategic direction. SeaCo states that its only executive officer, the Chief Executive Officer, does not spend his time on activities which involve investing, reinvesting, owning, holding or trading in securities, and its three employees split their time between accountancy, contract management, billing and collections, investor communications and office administration. SeaCo does not, directly or indirectly, employ securities analysts or engage in the trading of securities for speculative or other purposes.

    d. Nature of Assets. As a holding company, SeaCo asserts that its financial data consolidated with its wholly-owned subsidiaries provides a more accurate picture of its business. SeaCo states that, as of June 30, 2009, its interests in GE SeaCo represented 50% of its total assets, consolidated with its wholly-owned subsidiaries. Of SeaCo's remaining total assets, consolidated with its wholly-owned subsidiaries, SeaCo's owned container fleet represented 26%, amounts receivable from container leasing represented 7%, and other assets consisting mainly of deferred finance charges represented 2%. Treating the interests in GE SeaCo as an operating asset, SeaCo's remaining Investment

Securities constituted less than 15% of SeaCo's total assets, consolidated with its wholly-owned subsidiaries.[7]

e.   Sources of Income. SeaCo states that on an unconsolidated basis it has no or minimal income from its ownership of SC Finance, which receives revenues from SeaCo's other subsidiaries. Applicant states that revenues constitute the primary source of its income. On a consolidated basis with its wholly-owned subsidiaries, SeaCo states that, for the period ending June 30, 2009, its proportionate share of the revenues of GE SeaCo represented 32%, revenues on the owned container fleet managed by GE SeaCo represented 67%, and interest income represented 1%, of its total income.

6.   SeaCo thus submits that it qualifies for an order under section 3(b)(2) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary

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[7] Of SeaCo's remaining Investment Securities, consolidated with its wholly-owned subsidiaries, restricted cash to service the SeaCo Group's loan facilities represented 10%, cash and cash equivalents for operational purposes represented 2%, securities issued by GE SeaCo America represented 2%, and the amount due from SCL arising out of bankruptcy process represented 1%.